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                             February 25, 2021

       Lee Einbinder
       Chief Executive Officer
       FinServ Acquisition Corp.
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: FinServ Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 29,
2021
                                                            File No. 333-252558

       Dear Mr. Einbinder:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed on January 29, 2021

       Q: What will happen to FinServ's securities upon consummation of the business combination, page iv

   1. Please revise this section to clarify, if true, that each outstanding share of FinServ common stock and each
FinServ warrant will convert into one share of common stock and one warrant,
respectively, of Katapult upon consummation of the business combination.
       Summary
       Merger Consideration, page 1

   2. Here, and in the Merger Consideration section, please provide a chart that indicates exactly what the merger
consideration would have been for each share of Katapult
                                                        preferred and common
stock as of the date immediately prior to the execution of the
 Lee Einbinder
FirstName LastNameLee
FinServ Acquisition Corp.Einbinder
Comapany25,
February  NameFinServ
            2021         Acquisition Corp.
February
Page 2 25, 2021 Page 2
FirstName LastName
         Merger Agreement and as of the most recent practicable date prior to effectiveness.
Risk Factors
Our ability to protect our confidential, proprietary, or sensitive information..., page 26

3. Please revise to quantify, if material, any expenses you have incurred in recent periods relating to cyber-attacks, employee or other internal misconduct, computer viruses, physical or electronic break-ins, or similar disruptions.
Katapult's Solution, page 87

4. Please revise this section to discuss the total costs paid by a consumer that utilizes
         Katapult in order to lease-to-own durable goods. As appropriate, please also provide illustrative examples or a chart disclosing the total costs paid by different consumers, including any fees and varying interest rates depending upon the amount financed or any credit evaluation you perform on borrowers.
Lease to Own Product Overview, page 88

5. Please revise this section in order to describe what "Lease Multiple" is and what it means for it to be "-2.0x cash price"
Katapult's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Metrics
Originations, page 101

6. We note you define originations as the acquisition value of the durable goods associated with lease-purchase agreements entered into during the period. This does not appear consistent with the definition provided on page 126, where originations are defined as dollar amount of leases originated. Please revise for consistency and clarity.
         Additionally, please provide us an example of an origination so that we can better understand how originations are determined.
Results of Operations, page 102

7. While you discuss certain factors to which changes in various line items are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved and clarified by ensuring that all material factors are quantified and analyzed. In addition, please quantify the effects of changes in both price and volume on revenues categories, where appropriate
         (for example, describe the drivers of revenue in product categories that experienced significant change).
 Lee Einbinder
FirstName LastNameLee
FinServ Acquisition Corp.Einbinder
Comapany25,
February  NameFinServ
            2021         Acquisition Corp.
February
Page 3 25, 2021 Page 3
FirstName LastName
Liquidity and Capital Resources, page 109

8. Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In addition, please describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.
Financing Agreements, page 110

9. Please identify the lender with which you have a line of credit agreement. In addition, please file your agreement(s) with this lender pursuant to Item 601(b)(10) of Regulation
         S-K or advise us regarding the basis for your determination the agreement(s) are not required to be filed.
Statement of Operations, page F-37

10. Please revise to separately present revenue from services and product sales (i.e., rental revenue and merchandise sales). Refer to Rule 5-03(b)1 of Regulation
S-X.
Katapult Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-42

11. You disclose that bad debt expense is classified in cost of revenue within the consolidated statements of operations and comprehensive loss. We note that this presentation is not consistent with certain competitors in your industry that classify bad debt expense in revenue and that your actual statement of operations presentation includes bad debt expense within operating expenses. Please revise as appropriate. Refer to ASC 842-30-
         25-13.

         Please also tell us whether, at the lease commencement date, your assessment is that lease payments are probable of collection.
3. Property Held for Lease, Net, page F-49

12. We note property held for lease consists of furniture, consumer electronics, appliances, and other durable goods offered for lease-purchase in the normal course of business.
         Please disclose balances and accumulated depreciation of major classes of property held for lease at each balance sheet date or tell us why you believe such disclosure is not required. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.
13. Please quantify for us the amount of property held for lease that was not on lease at the balance sheet dates.
         We remind you that the company and its management are responsible for the accuracy
 Lee Einbinder
FinServ Acquisition Corp.
February 25, 2021
Page 4

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameLee Einbinder                            Sincerely,
Comapany NameFinServ Acquisition Corp.
                                                           Division of
Corporation Finance
February 25, 2021 Page 4                                   Office of Trade &
Services
FirstName LastName